DeHeng Chen, LLC
ATTORNEYS-AT-LAW
225 BROADWAY, SUITE 1910, NEW YORK, NY 10007
Tel:  (212)608-6500 • Fax:  (212)608-9050
E-mail: information@dcclaw.com

April 11, 2012

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Life Nutrition Products, Inc. Item 4.01 of Form 8-K Dated March 26, 2012 Filed April 2, 2012 File No. 001-34274

Dear Mr. Rosenberg:

On behalf of Life Nutrition Products, Inc. (the “Company”), we are responding to your letter dated April 4, 2012 (the “Comment Letter”) addressed to Mr. Chu Zhanjun, Chief Executive Officer of the Company, with respect to the above referenced filing.  Set forth below are the points raised in the Comment Letter and the responses of the Company to the Staff’s Comment Letter.  The Company has filed, concurrently herewith, an Amendment No. 1 to the Form 8-K dated March 26, 2012 (the “Amended 8-K”).  In the responses, we have referred to the heading and comment number in the Comment Letter.

1.
You disclose that you appointed Wei, Wei & Co., LLP on December 28, 2011 to be your independent registered public accounting firm commencing with the review of your quarter ending March 31, 2012 and did not notify your prior auditors, Rosenberg Rich Baker Berman & Company (RRBB) that they were dismissed until March 26, 2012. If, as of December 28, 2011, you engaged Wei, Wei & Co. to audit your financial statements as of and for the year ended December 31, 2011, please clarify this disclosure. If this was not the case, revise your disclosure to state the date you engaged Wei, Wei & Co. LLP to audit your financial statements as of and for the year ended December 31, 2011.

Response:  The Company has disclosed in paragraph (a) of Item 4.01 of the Amended 8-K that it engaged Wei, Wei & Co. LLP (“Wei Wei”) to audit its financial statements as of and for the year ended December 31, 2011.  Additionally, the Company revised the Amended 8-K to disclose that on January 10, 2012 Wei Wei requested to view RRBB’s work papers.  The Company’s Chief Executive Officer authorized Wei Wei (in writing) to so notify RRBB.

Mr. Jim B. Rosenberg
April 11, 2012

2.
Please revise the second paragraph of part b to state whether or not you consulted with Wei, Wei & Co. for any matters discussed in Item 304 (a)(2)(i)&(ii) of Regulation S-K during your two most recent fiscal years, in addition to the interim period preceding the engagement of Wei, Wei & Co., and through the date RRBB was dismissed.

Response:  The Company has made the requested disclosure in paragraph (b) of Item 4.01 of the Amended 8-K.

3.
Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants, RRBB, addressing the revised 8-K disclosure, as required by Item 304(a)(3) of Regulation S-K. Please ensure that RRBB dates its letter.

Response: The Company has filed the update letter from RRBB as Exhibit 16.1 to the Amended 8-K.

Please call me at (212) 608-6500 if you have any comments on the information provided herein or if we can furnish any additional information or otherwise be of assistance.

Very truly yours, /s/ Xiaomin Chen Xiaomin Chen, Esq.

cc: Mr. Chu Zhanjun

Life Nutrition Products, Inc.
20 Broad Street, 7th Floor
New York, NY 10005

April 11, 2012

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Rosenberg:

Pursuant to your letter dated April 4, 2012 (the "Comment Letter") addressed the undersigned with respect to the Current Report on Form 8-K of Life Nutrition Products, Inc. (the “Company”) dated March 26, 2012 (File No. 001-34274), the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/Chu Zhanjun Chu Zhanjun Chief Executive Officer